UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

S&P rating

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market that Standard & Poor’s (“S&P”) announced yesterday its research update on the credit rating attributed to the Company, affirming all debt and corporate ratings at D. At the same time, S&P withdrew the Company's recovery ratings, which the agency plans to reinstate once the Company's debt is restructured with an updated capital structure after emerging from its judicial reorganization.

Rio de Janeiro, February 23, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer